March 24, 2026

M. Moina Banerjee
Chief Financial Officer
JBG SMITH Properties
4747 Bethesda Avenue, Suite 200
Bethesda, MD 20814

       Re: JBG SMITH Properties
           Form 10-K for the fiscal year ended December 31, 2025
           File No. 001-37994
Dear M. Moina Banerjee:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2025
Notes to the Consolidated Financial Statements
Note 20. Segment Information, page 99

1. Please tell us what consideration you gave to disclosing total assets for each reportable segment, and other segment asset information, or disclosing why such information is not available. Refer to ASC 280-10-50-22, 50-25, 50-26 and 50-30(c).
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 March 24, 2026
Page 2

       Please contact Jeffrey Lewis at 202-551-6216 or Isaac Esquivel at 202-551-3395 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction
cc:   Angela Valdes